 

**Jim Ritchie**

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## Exclusive Preview for AEONrv Owners: Join Our Next Big Adventure!

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**Devika Maskey**         Thu, Aug 1, 2024 at 11:36 AM
To: Jim Ritchie <j

Sent from my iPhone

Begin forwarded message:

> **From:** AEONrv
> **Date:** July 31, 2024 at 9:20:51 PM PDT
> **To:**
> **Subject: Exclusive Preview for AEONrv Owners: Join Our Next Big Adventure!**





Hi [Customer's FirstName],

### We have something really exciting to share with you today, but first let's take a step back and reflect on our journey together…

In just a few short years, AEONrv has transformed from a bold idea into a reality, driven by a passion for innovation and adventure. Our mission has always been to create the most advanced, off-road, all-season RVs, allowing you to explore the world with freedom and comfort. Thanks to your support, we've come a long way, and now we're ready to take the next big step. As a valued AEONrv customer, we're excited to offer you an exclusive first look at our phase of growth, and we want you to be a part of it.



**We're launching an <u>equity crowdfunding campaign</u>, and as someone who has already invested in our vision by owning or reserving an AEONrv, we're offering you the first chance to invest in our future.**

**Why Invest?**

1. **Ownership:** Be more than just a customer—become a part-owner of the company you love.
2. **Special Perks:** Enjoy exclusive investor perks, including VIP events, AEONrv swag, sneak peeks at new features, and more.
3. **Impact:** Know that your investment is driving the future of sustainable and adventurous living.

## Visit our <u>Wefunder</u> page and learn more about this opportunity.

By investing early, you'll be part of an exciting journey to revolutionize the RV industry. You'll have a unique opportunity to support a brand you believe in, and potentially benefit from our growth and success. Plus, early investors may receive exclusive perks and benefits as a token of our appreciation.

**Act Now! This exclusive opportunity won't last long. In fact, our public launch is on August 15th.**

LEARN MORE ON WEFUNDER.COM

**P.S. Spread the Word!** Share this email with any friends, family, and contacts who might be interested in joining our mission. We look forward to growing with you!

Cheers, The AEONrv Team

[Facebook](), [Instagram]() & [YouTube]()

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*Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

*The information contained herein is proprietary information of Aeon Industries, Inc. (the "Company"). Certain information set forth in this email contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained here are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.*

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